EXHIBIT 4.10

Exhibit 4.10

INSTRUMENT OF
AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

The MDU Resources Group, Inc. 401(k) Retirement Plan, as amended and restated December 31, 2006 (the “Plan”), is hereby further amended as follows:

Effective January 1, 2007, by removing Supplement D-10, Provisions Relating to The Wagner-Smith Company Profit Sharing Feature, in its entirety.

Explanation: This profit sharing feature, Supplement D-10, is being removed since this company no longer has active employees participating in the Plan.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this Supplement to be duly executed by a member of the MDU Resources Group, Inc. Employee Benefits Administrative Committee (“EBAC”) on this 29th day of August, 2007.

MDU RESOURCES GROUP, INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Vernon A. Raile
Vernon A. Raile, Acting Chairman